Exhibit 4.39

EXECUTION COPY

Date: 23 December 2003

AMARIN CORPORATION PLC.

AND

ELAN PHARMACEUTICALS, INC.

BRIDGING LOAN AGREEMENT

INDEX

1.	DEFINITIONS AND INTERPRETATION

2.	BRIDGING LOAN

3.	FACILITY FEES

4.	COVENANT AND WARRANTIES

5.	EVENTS OF DEFAULT

6.	CHARGE COVERS BRIDGING LOAN

7.	TAXES

8.	FURTHER ASSURANCE

9.	COUNTERPARTS

10.	GENERAL

11.	ASSIGNMENT

12.	NOTICES

13.	GOVERNING LAW, JURISDICTION

SCHEDULE 1	STATEMENTS SUPPORTING REQUEST

THIS BRIDGING LOAN AGREEMENT is made the 23rd December 2003

BETWEEN:

(1)                                 AMARIN CORPORATION PLC, a company incorporated in England and Wales (registered no. 002353920), whose registered office is 7 Curzon Street, London, WIJ 5HG, England (“Amarin”); and

(2)                                 ELAN PHARMACEUTICALS, INC., a corporation duly organized and existing under the applicable laws of the State of Delaware, having a principal place of business in South San Francisco, California (“Elan”).

The parties agree as follows:

1.                                           DEFINITIONS AND INTERPRETATION

1.1.                                   In this Agreement the following terms have the meanings given to them in this Clause 1.1.

“Affiliate” means any company or non-corporate entity that controls, is controlled by, or is under common control with a party.  An entity shall be regarded as in control of another company or entity if it owns or directly or indirectly controls more than 50 per cent. of the voting rights of the other company or entity.

“this Agreement” means this Bridging Loan Agreement.

“Amendment Agreement” means the amendment agreement between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan, Monksland Holdings B.V. and Amarin of the same date as this Agreement.

“Available Facility Amount” means $6,000,000 (six million dollars), less:

(a)                                       such advances referred to in Clause 2.2.1 as are not requested or not granted, provided that this deduction shall only apply on and after the date on which they may have been advanced; and

(b)                                      such advances referred to in Clause 2.2.1 as are both drawn down by Amarin and repaid to Elan, as from the date of their repayment.

“Average Outstanding Amount” shall mean the simple average Relevant Amounts for the applicable period.

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are generally open for business in London.

“Charge Amendment” shall have the same meaning as in the Master Agreement.

“Demandable Date” shall have the same meaning as in the Master Agreement.

“Elan Agreement(s)” shall have the same meaning as in the Master Agreement.

“First Loan Agreement” means that certain loan agreement dated 28 September 2001 between Amarin and Elan, as varied by (i) a Deed of Variation dated 19 August 2002, (ii) a Deed of Variation No. 2 dated 23 December 2002, (iii) a Deed of Variation No. 3 dated 27 January 2003, (iv) a Deed of Variation No. 4 dated 4 August 2003, and (v) the Amendment Agreement.

“Group” means Amarin and its subsidiaries for the time being.

“LIBOR” means, in relation to any amount to be advanced to or owing by Amarin under this Agreement on which interest for a given period is to accrue, the percentage rate per annum at which Barclays Bank PLC was offering to prime banks in the London interbank market deposits in dollars for such period at or about 11.00 am on the day on which quotations would ordinarily be given by prime banks in the London interbank market for deposits in dollars for delivery on the first day of that period, provided that, if for any such period quotations would ordinarily be given on more than one date, the relevant date shall be the last of those dates.

“Bridging Loan” means all amounts drawn down by Amarin under Clause 2.2.

“Master Agreement” means that certain Amended and Restated Master Agreement dated 4 August 2003 between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan, Monksland Holdings B.V. and Amarin, as amended by the Amendment Agreement.

“Relevant Amounts” shall mean the sum of $31,500,000 less any sum(s) paid to Elan (or any of its Affiliates) under Clause 7 of the Master Agreement (including for the avoidance of doubt the sum of $11,102,071 so paid prior to the date of this Agreement), plus the Available Facility Amount.

“Permitted Indebtedness” means:

(a)                                       indebtedness arising under the First Loan Agreement which is not yet due;

(b)                                      indebtedness to trade creditors arising in the ordinary course of business; and

(c)                                       indebtedness incurred in association with any refinancing of the Bridging Loan.

1.2.                                   The headings in this Agreement shall not affect its interpretation.

2.                                           BRIDGING LOAN

2.1.                                   Grant of the Bridging Loan

Subject to Clause 2.2, Elan agrees to lend to Amarin the sum of US$6,000,000 (six million dollars).

2.2.                                   Draw down

2.2.1          Amarin may request Elan to advance any or all of the following sums:

2.2.1.1                                  US$2,000,000 (two million dollars) on 1 January 2004;

2.2.1.2                                  US$2,000,000 (two million dollars) on 1 February 2004;

2.2.1.3                                  US$2,000,000 (two million dollars) on 1 March 2004.

2.2.2          Any such request must:

2.2.2.1                                  be made in writing no less than 7 (seven) Business Days before the applicable date;

2.2.2.2                                  state the purpose(s) for which Amarin proposes to use the advance in question in reasonable detail;

2.2.2.3                                  summarise Amarin’s cash position as at the date of provision, as anticipated to be at the date of drawdown and for the following three months;

2.2.2.4                                  provide supporting information so that Elan may reasonably assess the prospect of the Relevant Amounts (together with the Bridging Loan and the proposed advance) being repaid by 31 March 2004; and

2.2.2.5                                  be accompanied by a certificate from an officer of Amarin attesting to his/her best knowledge and belief, having made diligent enquiry, as to the statements in Schedule 1.

2.2.3                             If Elan, in its absolute discretion, determines that it is likely that the Outstanding Amounts (including the proposed advance) will be repaid by 31 March 2004, Elan shall, subject to Clause 2.3, advance the applicable sum in US$ by wire transfer to Amarin’s nominated account.

2.2.4                             In making its determination, Elan agrees to discuss the prospects of Amarin’s likely ability to repay with Amarin and its professional advisers, upon reasonable request; but the determination is at Elan’s sole discretion.  Elan shall not be obliged to provide reasons in the case of such a refusal.

2.2.5                             Upon each request, Amarin shall be deemed to represent and warrant to Elan that each of the statements in Schedule 1 is correct.

For the avoidance of doubt, this representation and warranty is additional to the officer’s certificate referred to in Clause 2.2.2.5.

Each such representation and warranty shall be deemed repeated upon the making of the actual advance of the sum in question (if any), except to the extent that Amarin fairly qualifies the same by written notice to Elan, before the date of advance.  “Fairly” shall for the purposes of this paragraph mean clearly, accurately and in such manner and detail as would enable Elan to make an informed decision as to the matters to which it relates.

2.3.                                   Draw Down Stop

2.3.1                             If:

(a)                                       there is an Event of Default; or

(b)                                      Amarin breaches any representation and/or warranty given in or pursuant to this Agreement -

Elan shall not be obliged to make any further advance to Amarin.

2.3.2                             Any advance made by Elan in such circumstances will not be deemed a waiver of any of Elan’s rights, including the right not to make further advances by reason of the same or similar circumstances.

2.4.                                   Interest

No interest shall be payable on the Bridging Loan before 31 March 2004.

Without prejudice to any other right Elan may have under this Agreement, the period subsequent to 31 March 2004 for which any part of the Loan is outstanding shall be divided into successive periods (“Interest Periods”) each of which (other than the last, which shall end on the day the Loan is repaid) shall be one month in duration and (other than the first, which shall begin on 1 April 2004) shall start on the last day of the preceding such period.  The rate of interest on the outstanding amount of the Loan for each Interest Period will be LIBOR plus 5 per cent. per annum.  Such interest will accrue from day to day and be calculated on the basis of actual days elapsed and a 365 day year.  Such interest shall be payable on demand, or in default of demand in arrears on the last day of each Interest Period.  Interest shall be paid in US$ in immediately available funds without any set-off, counterclaim, withholding or deduction for any reason whatsoever except as required by law.

2.5.                                   Repayment

The Bridging Loan shall be repaid by Amarin to Elan (or as it may direct) on the earlier of:

(a)                                       31 March 2004; and

(b)                                      written demand by Elan made at any time on or after the Demandable Date –

in US$ in immediately available funds, without any set-off, counterclaim, withholding or deduction for any reason whatsoever except as required by law.

2.6.                                   Prepayment

Amarin may prepay the whole amount or part of the Bridging Loan which is outstanding at any time.

Amarin may not pay less than US$100,000 in any prepayment of only part of the Bridging Loan then outstanding, unless this is required by some other agreement between Amarin and Elan.

3.                                           FACILITY FEES

3.1.                                   In consideration of Elan entering into this Bridging Loan Agreement, Amarin shall pay to Elan the following further non-refundable fees:

3.1.1                             1% (one per cent.) of the Average Outstanding Amount in January 2004;

3.1.2                             1% (one per cent.) of the Average Outstanding Amount in February 2004; and

3.1.3                             1% (one per cent.) of the Average Outstanding Amount in March 2004 -

(the “Facility Fees”).

3.2.                                   The Facility Fees shall be payable on the day after the last day of the period they relate to, in US$ in immediately available funds without any set-off, counterclaim, withholding or deduction for any reason whatsoever except as required by law.

Elan shall be entitled to set off any Facility Fees owing against any amounts to be advanced by Elan under Clause 2.2.

3.3.                                   In the event of a demand for payment by Elan and/or its Affiliates of the Outstanding Amounts on or after the Demandable Date, as each of those expressions is defined in the Master Agreement, during a particular period referred to in Clause 3.1:

3.3.1                             the period shall be truncated to the date of demand;

3.3.2                             the date for payment shall accordingly be the date of such demand;

3.3.3                             the applicable percentage shall be reduced pro rata to the truncation of the period in question; and

3.3.4                             no Facility Fees for subsequent periods shall be payable.

3.4.                                   Payment of the Facility Fees shall not be counted towards:

3.4.1                             payment of the Bridging Loan;

3.4.2                             payment of any other of the Outstanding Amounts, as defined in the Master Agreement;

3.4.3                             payment of the amounts due under Clause 7 of the Master Agreement as amended; nor

3.4.4                             payment of the sums of US$30,000,000 and/or US$31,500,000 referred to in the Master Agreement and other agreements to which the Master Agreement refers -

or any part thereof.

4.                                           COVENANT AND WARRANTIES

4.1.                                   Amarin shall ensure that while any part of the Bridging Loan remains outstanding no member of the Group shall incur any indebtedness (whether secured or unsecured) without the prior written consent of Elan other than Permitted Indebtedness.

4.2.                                   Amarin represents and warrants to Elan that:

4.2.1                             it has the right, power, capacity and authority and has taken all action necessary to authorise it to execute and deliver and to exercise its rights and perform its obligations under this Agreement and to ensure that its obligations under this Agreement are valid, legally binding and enforceable according to their terms, including, without limitation, obtaining all necessary approvals and consents from its shareholders and any third parties;

4.2.2                             as at the date hereof no member of the Group has any indebtedness (whether secured or unsecured) outstanding to any third party other than Permitted Indebtedness; and

4.2.3                             its payment obligations under this Agreement rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

5.                                           EVENTS OF DEFAULT

Each of Clauses 5.1 to 5.7 below describes circumstances which constitute an event of default (“Event of Default”) for the purposes of this Agreement.

5.1.                                   Failure to Pay

Amarin fails to pay on the due date for payment any sum due from it under this Agreement, except where such failure to pay is due solely to a technical or administrative delay and is remedied within 3 Business Days of the due date for payment.

5.2.                                   Breach of Covenant

Amarin fails to comply with any of the obligations expressed to be assumed by it under Clause 4 and such failure is not remedied within 10 Business Days of receiving notice of such failure from Elan.

5.3.                                   Insolvency and Rescheduling

Amarin is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors (other than Elan and/or any of its Affiliates) with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or composition with its creditors.

5.4.                                   Winding Up

Amarin takes any corporate action or other steps are taken or legal proceedings are started for its winding up, dissolution, administration or re-organisation or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its revenues and assets.

5.5.                                   Execution or Distress

Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any part of, the property, undertakings or assets of Amarin or any event occurs which under the laws of any jurisdiction has a similar or analogous effect.

5.6.                                   Repudiation

Amarin repudiates this Agreement or evidences an intention to repudiate this Agreement.

5.7.                                   Default on Other Agreement

Amarin materially breaches any Elan Agreement, which breach is not remedied within 30 (thirty) days of Elan giving written notice to Amarin of such breach.

5.8.                                   Acceleration and Cancellation

Upon the occurrence of an Event of Default, Elan may at any time thereafter by notice to Amarin, declare the Bridging Loan to be immediately due and payable or declare the Bridging Loan to be due and payable on demand of Elan. If Elan declares the Bridging Loan due and payable on demand of Elan, then at any time thereafter, Elan may by notice to Amarin require payment of the Bridging Loan on such date as it may specify in such notice or withdraw its declaration with effect from such date as it may specify.

6.                                           CHARGE COVERS BRIDGING LOAN

The parties hereby acknowledge that it is their intention that all monies owing under this Agreement are subject to the Debenture between Amarin and Elan Corporation, plc. as trustee, dated 4 August 2003, as amended by the Charge Amendment.

7.                                           TAXES

7.1.                                   If Amarin is required by law to pay or withhold any income or other taxes on behalf of Elan with respect to any monies payable to Elan under this Agreement:

7.1.1                             Amarin shall deduct them from the amount of such monies due;

7.1.2                             any such tax required to be paid or withheld shall be an expense of and borne solely by Elan, but without prejudice to Clause 7.3;

7.1.3                             Amarin shall promptly provide Elan with a certificate or other documentary evidence to enable Elan to support a claim for a refund or a foreign tax credit.

7.2.                                   Elan and Amarin agree to co-operate in all respects necessary to take advantage of any double taxation agreements or similar agreements as may, from time to time, be available in order to enable Amarin to make such payments to Elan without any deduction or withholding.

7.3.                                   If Amarin is obliged to make a deduction or withholding on account of tax, Amarin shall pay to Elan an additional amount so as to ensure that, after making required deductions or withholding and giving effect to any tax credit arising therefrom from which Elan actually benefits, Elan receives the same net amount as if no deduction or withholding had been made or required to be made.

8.                                           FURTHER ASSURANCE

Each party shall do and execute, or arrange for the doing and executing of, each necessary act, document and thing reasonably within its power to implement this Agreement.

9.                                           COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute this Agreement.

10.                                    GENERAL

10.1.                             A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

10.2.                             A failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies.  No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

10.3.                             If any provision in this Agreement is deemed to be invalid, illegal, void or unenforceable under any law that is applicable hereto:

10.3.1                       such provision will be deemed amended to conform to applicable laws so as to be valid and enforceable; or

10.3.2                       if it cannot be so amended without materially altering the intention of the parties, it will be deleted, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired or affected in any way.

10.4.                             A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

11.                                    ASSIGNMENT

11.1.                             Elan may, at any time, assign all or any of its rights hereunder.

11.2.                             Amarin may not assign any of its rights or obligations hereunder.

12.                                    NOTICES

12.1.                             A notice under or in connection with this Agreement (a “Notice”):

12.1.1        shall be in writing;

12.1.2        shall be in the English language; and

12.1.3        may be delivered personally or sent by first class post (and air mail if overseas) or by fax to the party due to receive the Notice at its address set out below:

12.2.                             The address referred to in Clause 12.1.3 is:

12.2.1        in the case of Amarin Corporation Plc:

Address:	7 Curzon Street, London, WIJ 5HG

Fax:	+44 20 7499 9004

Marked for the attention of :  President

12.2.2        in the case of Elan Pharmaceuticals, Inc.:

Address:	800 Gateway Blvd., South San Francisco, CA 94080

Fax:	+1 650 553-7143

Marked for the attention of : General Counsel

with a copy (which shall not constitute notice) to:

Elan Corporation, plc.

Address:	Lincoln House, Lincoln Place, Dublin 2, Ireland

Fax:	+353 1 709 4124

Marked for the attention of : Company Secretary

12.3.                             Notice is deemed given:

12.3.1                       if delivered personally, when the person delivering the notice obtains the signature of a person at the address referred to in Clause 12.1.3;

12.3.2                       if sent by post, except air mail, two Business Days after posting it;

12.3.3                       if sent by air mail, six Business Days after posting it;

12.3.4                       if sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

13.                                        GOVERNING LAW, JURISDICTION

13.1.                             This Agreement is governed by and shall be construed in accordance with the laws of England

13.2.                             The courts of England shall have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a “Dispute”).

13.3.                             The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute, and accordingly, that they will not argue to the contrary.

IN WITNESS whereof the parties have executed this Amendment Agreement on the date first above written.

SCHEDULE 1   STATEMENTS SUPPORTING REQUEST

1)              Amarin has the right, power, capacity and authority to make the request.

2)              Amarin does not require any further consents or approvals to make the request, draw down the advance, or consummate the transaction contemplated by this Agreement.

3)              Without prejudice to the generality of the foregoing, Amarin does not require the approval of its shareholders or approval of NASDAQ to make the request, draw down the advance or consummate the transaction contemplated by this Agreement.

4)              Neither Amarin nor any of its Affiliates has any indebtedness, secured or unsecured, outstanding to any third party other than Permitted Indebtedness;

5)              Amarin is not in breach of any agreement between itself on the one hand and Elan Corporation, plc. or any of its Affiliates on the other.

6)              No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or to which its assets are subject which might have a material adverse effect on its ability to perform its obligations hereunder.

7)              No Event of Default has occurred as defined in this Agreement or the Loan Agreement, or might reasonably be expected to result from the making of the requested advance or any utilisation thereof.

8)              No third party has threatened legal proceedings for Amarin’s winding up, dissolution, administration or re-organisation or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of Amarin or of any or all of Amarin’s revenues and assets.

9)              No third party has threatened the levying of any execution or distress against, or an encumbrancer taking possession of, the whole or any part of, the property, undertakings or assets of Amarin or any event which under the laws of any jurisdiction has a similar or analogous effect.

10)        Amarin is able to pay its debts as they fall due.

11)        No Insolvency Event, as defined in the Master Agreement, has occurred.

12)        Amarin is not, to its best knowledge, having made diligent enquiry, in breach of any obligation under the Lilly Agreement.

13)        The information supplied in support of the request for an advance, and in support of each previous request, is accurate in all respects and not misleading, including by reason of other information which is not supplied.

14)        Insofar as such information supplied consists of opinions and/or of predictions as to the future, such opinions and/or predictions are made in good faith and based on rational grounds, taking into account all relevant facts; and accurately represent the opinions and/or predictions of Amarin’s Board of Directors.

15)        The person signing the officer’s certificate attesting as to these statements is duly authorised by Amarin’s Board of Directors to do so.

[Signature Page to Bridging Loan Agreement]

SIGNED

For and on behalf of
ELAN PHARMACEUTICALS, INC.

SIGNED

For and on behalf of
AMARIN CORPORATION PLC.